Trudy M. Curran
Telephone No. (403) 218-6240
Fax No. (403) 218-6201
Email: trudy_curran@cos-trust.com

Canadian Oil Sands

May 31, 2006

VIA COURIER

U.S. Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Judiciary Plaza
Washingon, DC 20549
USA

Dear Sirs:

Re: Canadian Oil Sands Trust – File No. 82-5189

Pursuant to the exemption granted under Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended, enclosed are the following documents of Canadian Oil Sands Trust, all of which have been filed with the regulatory authorities in Canada:

1. Canadian Oil Sands Trust's Amended Code of Conduct effective May 15, 2006;
2. Press Release dated May 18, 2006 regarding Canadian Oil Sands Trust announcing Syncrude shut down of operations of new Coker 8-3 in response to odorous emission; and
3. Press Release dated May 26, 2006 regarding Canadian Oil Sands Trust announcing preliminary views on Stage 3 operations.

If you have any questions or concerns, please contact me directly at (403) 218-6240.

Sincerely,

CANADIAN OIL SANDS LIMITED

Trudy M. Curran
General Counsel & Corporate Secretary

TMC/ism
Encls.

Canadian Oil Sands Limited
2500 First Canadian Centre
350 - 7th Avenue S.W.
Calgary, Alberta, T2P 3N9
Canada
Tel: (403) 218-6200
Fax: (403) 218-6201
www.cos-trust.com

Canadian Oil Sands

Code of Business Conduct

Effective May 15, 2006

Exemption under Rule 12g3-2(b)

TABLE OF CONTENTS

Article I. Introduction

Section 1.01 This Code of Ethical Business Conduct (the "Code") covers all the businesses and operations of Canadian Oil Sands Trust and all of its majority-owned entities (collectively, "Canadian Oil Sands"). This Code sets out the basic principles and core values that Canadian Oil Sands epitomizes and affirms the commitment of Canadian Oil Sands to uphold high moral and ethical standards and to conduct its business with corporate social responsibility. In setting out these principles and values, the Code acts as a guideline that directors, employees and contractors of Canadian Oil Sands should follow in conducting their affairs as ambassadors of Canadian Oil Sands.

Article II. Compliance with the law

Section 2.01 Canadian Oil Sands and its employees should be aware of and shall comply with all laws and regulations applicable to Canadian Oil Sands' business. In conducting such business, employees and contractors should operate in a manner consistent with recognized industry standards and such legal requirements.

Article III. Conflicts of Interest

Section 3.01 It is essential in maintaining the integrity of unitholders and fellow employees and business partners that employees and directors of Canadian Oil Sands avoid situations in which their personal interests conflict, or might reasonably be expected to conflict, with their duties to Canadian Oil Sands. In particular, employees and directors shall not use for their own financial gain or disclosure for the use of others, insider information obtained as a result of their position with Canadian Oil Sands. Maintaining the trust of our unitholders and the investment community is a crucial element in our success. In order to reflect the corporate principles of integrity and fairness to all current and potential unitholders and to the employees and directors as a whole, each employee and director is required to abide by the insider trading and confidentiality guidelines established by Canadian Oil Sands from time to time. Employees shall not use their employment status to obtain personal gain from those doing or seeking to do business with Canadian Oil Sands. Employees must avoid all situations in which their personal interests conflict or might conflict with their duties to Canadian Oil Sands.

Article IV. Gifts and Benefits

Section 4.01 Employees, directors and contractors of Canadian Oil Sands shall not furnish, directly or indirectly, on behalf of Canadian Oil Sands, expensive gifts or provide excessive entertainment or benefits to other persons. In addition, employees and directors of Canadian Oil Sands must not accept expensive gifts or other benefits from a source which is or could reasonable be perceived to create a conflict of interest. Gifts or benefits that are made a matter of general and accepted business practice and do not convene any law, are acceptable if approved by either the President and Chief Executive Officer or the Chief Financial Officer. If any doubt as to the acceptance of a gift or benefit exists, the individual must check with the President and Chief Executive Officer, the Chief Financial Officer, the General Counsel and Corporate Secretary or, if the gift relates to one given to the President and Chief Executive Officer, the Chairman of the Board.

Article V. Use of Corporate Assets/Information

Section 5.01 Certain reports, records, papers, devices, processes, plans and apparatus of Canadian Oil Sands or to which Canadian Oil Sands has been permitted access are considered by Canadian Oil Sands to be secret and confidential and employees are prohibited from revealing information concerning such matters without proper authorization. Employees

and directors are prohibited from taking opportunities discovered through the use of corporate property, information or position, using corporate property, information or position for personal gain, and competing with Canadian Oil Sands. Unauthorized removal or destruction of Canadian Oil Sands' assets is strictly prohibited.

Section 5.02 Canadian Oil Sands provides Internet access to its employees to facilitate their researching and sharing of business-related information. The Internet is a business tool, and employees should, in using their Internet privileges, exercise the same degree of discretion that a third party reasonable person would apply when using other business tools, such as office telephones and photocopiers. For greater clarity, telephones, photocopiers, computers and similar business tools should not be used in any significant manner for personal use.

Article VI. Respectful Workplace

Section 6.01 A motivated, cohesive team approach is essential to the success of Canadian Oil Sands. Canadian Oil Sands strives to provide a work environment free of discrimination and harassment in which individuals are accorded equality of employment opportunity based on merit and ability. Each employee is entitled to receive and obligated to show fairness, integrity and respect.

Section 6.02 Employees are ambassadors for Canadian Oil Sands and as such, should exercise their good judgment and common sense in carrying out the various business activities of Canadian Oil Sands in a manner which reflects Canadian Oil Sands commitment to honesty, integrity, energy and passion to create a socially responsible enterprise which benefits both unitholders and the communities in which Canadian Oil Sands operates. Fraudulent activity of any kind is prohibited.

Article VII. Accounting, Auditing or Disclosure Concerns

Section 7.01 Canadian Oil Sands is required to provide full, fair, accurate, timely and understandable disclosure in reports and documents that are filed with, or submitted to the Alberta Securities Commission and other Canadian securities regulatory authorities and the Toronto Stock Exchange, as well as in other public communications made by Canadian Oil Sands. All staff responsible for the preparation of Canadian Oil Sands' public disclosures, or who provide information as part of the process, must ensure that disclosures are prepared and information is provided honestly, accurately and in compliance with the various Canadian Oil Sands disclosure controls and procedures.

Article VIII. Dealings with Unitholders

Section 8.01 Canadian Oil Sands strives to maximize the value for its unitholders over the long-term, in a socially responsible, legal, and ethical manner. Maintaining the trust and confidence of our unitholders is a crucial aspect to Canadian Oil Sands operations and success. In order to maintain such trust and confidence, Canadian Oil Sands and its employees will consider the economic, social and environmental impact of decisions, keeping in mind the legal requirements and competitive factors that impact Canadian Oil Sands. Canadian Oil Sands will disclosure relevant and reliable information to unitholders and potential investors, subject to compliance with legal requirements and competitive constraints. Sustainable development and operations will be undertaken with a view to minimizing the environmental impact while simultaneously strengthening the economic and social well being of the communities in which we operate.

Section 8.02 Canadian Oil Sands' books and records will reflect, in an accurate, fair and timely manner, the transactions and assets of Canadian Oil Sands.

Section 8.03 All business transactions that employees and directors have participated in must be properly authorized, properly recorded and supported by accurate documentation in reasonable detail. Records must be kept and maintained to fulfill relevant legal requirements.

Article IX. Public Officials and Political Parties

Section 9.01 Canadian Oil Sands interacts with government and regulatory agencies and officials in an honest and co-operative manner. All dealings between employees of Canadian Oil Sands and public officials are to be conducted in a manner that will not compromise the integrity or impugn the reputation of any public official or that of Canadian Oil Sands. Use of Canadian Oil Sands' funds, goods, or services as contributions to political parties, candidates or campaigns is forbidden, unless authorized by the Board of Directors.

Article X. Competitors

Section 10.01 Canadian Oil Sands will compete vigorously and creatively in its business activities with honesty and morality. Canadian Oil Sands efforts in the marketplace shall be conducted in a fair and ethical manner in strict compliance with applicable competition and trade practice laws and regulations.

Article XI. Community

Section 11.01 Canadian Oil Sands believes that companies and the community as a whole benefit from individuals working together as part of a team, assisting each other in creating a stronger, healthier and supportive environment which leads to a more prosperous and self-sufficient population as a result. Canadian Oil Sands strongly supports providing individuals, both within Canadian Oil Sands and externally with the tools and opportunities which allow such individuals to realize their maximum potential, thereby benefiting our organization and the country as a whole.

Article XII. Compliance with the Code and Reporting of Any Violations

Section 12.01 No retaliatory action shall be taken against an employee in respect of "whistleblowing".

Section 12.02 As part of the effort to ensure compliance with this Code, each employee and director is required periodically to complete a Compliance Certificate certifying observance with this Code while noting any exceptions. Certificates completed by employees and directors are to be returned directly to the General Counsel and Corporate Secretary.

Section 12.03 If you have any questions regarding this Code, employees and directors are encouraged to speak to the employee's supervisor or manager. In addition, the General Counsel and Corporate Secretary is available to answer questions or concerns relating to this Code.

Section 12.04 Canadian Oil Sands requires that all employees and directors promptly report any observed breaches of this Code to any of the individuals identified in the preceding paragraph. Alternatively, if you would be more comfortable or feel it would be more appropriate, you may report such observed breaches directly to the Chairman of the Board or the Chair of the Audit Committee.

Section 12.05 In addition, any employee who has a complaint regarding questionable accounting or auditing matters may make a submission to the Audit Committee of Canadian Oil Sands through the Chairman of the Board or the Chair of the Audit Committee. Confidentiality and anonymity will be provided for employees reporting. To ensure that outside complaints are properly understood and treated, employees should direct third parties

making a complaint regarding accounting, internal accounting controls or auditing matters to the General Counsel and Corporate Secretary of Canadian Oil Sands.

Section 12.06 The Corporate Governance and Compensation Committee of Canadian Oil Sands' Board of Directors must approve any waiver of any of the provisions of this Code for a director or an executive officer. Material departures from this Code by a director or executive officer which constitute a material change to Canadian Oil Sands Trust will be promptly disclosed to unitholders.

Canadian Oil Sands

NEWS RELEASE
For immediate release

Syncrude shuts down operation of new Coker 8-3 in response to odorous emissions

Calgary, May 18, 2006 (TSX – COS.UN) – Canadian Oil Sands Trust ("Canadian Oil Sands") today announced that Syncrude has temporarily shut down operation of its new Coker 8-3 and associated units effective immediately in response to an Environmental Protection Order ("EPO") by Alberta Environment. The EPO was issued as a precautionary measure following concern by area residents and local officials regarding odorous emissions that are believed to be associated with the start-up of the new coker.

Syncrude is continuing to work with Alberta Environment and is investigating the cause of the odorous emissions. While Syncrude is conducting an investigation into this matter, it is too preliminary to determine the duration of the shutdown or any associated costs of a solution. Syncrude's production during this shutdown should be impacted only to the extent of the incremental volumes provided by Coker 8-3. Current productive capacity of the plant excluding Coker 8-3 is 250,000 barrels per day. Canadian Oil Sands will provide further updates as soon as they are available.

Canadian Oil Sands Trust is an open-ended investment trust that generates income from its indirect 35.49 per cent working interest in the Syncrude Joint Venture. The Trust has approximately 464 million units outstanding, which trade on the Toronto Stock Exchange under the symbol COS.UN. The Trust is managed by Canadian Oil Sands Limited.

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Advisory: In the interest of providing Canadian Oil Sands Trust ("Canadian Oil Sands", "COS" or the "Trust") unitholders and potential investors with information regarding the Trust, including management's assessment of the Trust's future plans and operations, certain statements throughout this press release contain "forward-looking statements". Forward-looking statements in this release include, but are not limited to, statements with respect to: the anticipated impact and duration of the shutdown of Coker 8-3 and any potential impact relating to the EPO.

You are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur. Although the Trust believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Some of the risks and other factors which could cause results to differ materially from those expressed in the forward-looking statements contained in this press release include, but are not limited to: the difficulties and risks involved in starting up new equipment and the additional risks and complexity of integrating a large project such as UE-1 into existing upgrading operations; and such other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by the Trust. We would refer you to the risks and assumptions further outlined in the Trust's annual information form and annual and quarterly financial reports.

-30-

Canadian Oil Sands Limited
Marcel Coutu
President & Chief Executive Officer

Units Listed – Symbol: COS.UN
Toronto Stock Exchange

For further information:

Siren Fisekci
Director Investor Relations
(403) 218-6228
investor_relations@cos-trust.com

Web site: www.cos-trust.com

Canadian Oil Sands

NEWS RELEASE
For immediate release

Canadian Oil Sands Trust provides preliminary views on Stage 3 operations

Calgary, May 26, 2006 (TSX – COS.UN) – Canadian Oil Sands Trust ("Canadian Oil Sands" or the "Trust") today announced that, based on investigations to date, Syncrude believes to have identified the root causes of the odorous emissions that were released following the startup of the Stage 3 expansion. Modifications required to rectify the problem are expected to take about one to two months to implement and the associated capital costs are anticipated to be modest. The timeline for the repairs and expected costs are preliminary and subject to change. Syncrude also requires the approval of Alberta Environment on the proposed solution prior to resumption of Stage 3 operations.

The odorous emissions are believed to be associated with the start-up of the flue gas desulphurizer ("FGD"). The FGD is a new environmental unit installed on Coker 8-3 designed to significantly reduce sulphur dioxide emissions from the coker and it is the first time Syncrude has employed such technology in its operations.

"Syncrude is working around the clock with FGD technology experts to engineer a solution that alleviates the odour issues experienced by the local communities, which has been a great concern to Syncrude," said Canadian Oil Sands President and CEO, Marcel Coutu. "We anticipated that the start-up of a massive expansion such as Stage 3 might be a bumpy process, and that does not detract from the long-term value of the expansion. Coker 8-3 was approaching design capacity rates following its early May start-up, and once we complete our FGD modifications, we expect to resume Stage 3 operations. The smooth operation of the FGD, together with the other Stage 3 units, should dramatically improve environmental performance from the plant, supporting Syncrude's future sustainable growth."

To reflect the lost production from the delay in Stage 3 operations, Canadian Oil Sands Trust has revised its outlook for annual Syncrude production to range from 90 to 100 million barrels with a single point estimate of 95 million barrels. The estimate for second quarter Syncrude production has correspondingly been lowered to total approximately 22 million barrels from 24 million barrels. The Trust plans to issue new guidance on funds from operations and other estimates early next week to reflect the revised production outlook. This guidance document will be posted on the Trust's website at http://www.cos-trust.com/investor/guidance.aspx.

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As the current plans for the modifications and the resumption of Stage 3 operations are preliminary and still require various approvals, including those from Alberta Environment, the information provided is subject to change or modification. The Trust will provide updates when they become available.

Canadian Oil Sands Trust is an open-ended investment trust that generates income from its indirect 35.49 per cent working interest in the Syncrude Joint Venture. The Trust has approximately 464 million units outstanding, which trade on the Toronto Stock Exchange under the symbol COS.UN. The Trust is managed by Canadian Oil Sands Limited.

Advisory: In the interest of providing Canadian Oil Sands Trust ("Canadian Oil Sands", "COS" or the "Trust") unitholders and potential investors with information regarding the Trust, including management's assessment of the Trust's future plans and operations, certain statements throughout this press release contain "forward-looking statements". Forward-looking statements in this release include, but are not limited to, statements with respect to: the anticipated impact and duration of the shutdown of Coker 8-3, any potential impact relating to the production and costs for the quarter and the year, and the future environmental performance once Stage 3 is up and running..

You are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur. Although the Trust believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Some of the risks and other factors which could cause results to differ materially from those expressed in the forward-looking statements contained in this press release include, but are not limited to: the difficulties and risks involved in starting up new equipment and the technology such as the flue gas desulphurization unit, and the additional risks and complexity of integrating a large project such as UE-1 into existing upgrading operations; government regulations and the nature of discretionary orders; and such other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by the Trust. We would refer you to the risks and assumptions further outlined in the Trust's annual information form and annual and quarterly financial reports.

-30-

Canadian Oil Sands Limited
Marcel Coutu
President & Chief Executive Officer

Units Listed – Symbol: COS.UN
Toronto Stock Exchange

For further information:

Siren Fisekci
Director Investor Relations
(403) 218-6228
investor_relations@cos-trust.com

Web site: www.cos-trust.com